The PNC Financial Services Group, Inc. and Subsidiaries	EXHIBIT 12.1
Computation of Ratio of Earnings
to Fixed Charges (1)

	Year Ended December 31
Dollars in millions	2011		2010		2009		2008		2007
Earnings
Pretax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$3,785		$3,680		$3,135		$946		$1,612
Add:
Distributed income of equity investees	198		167		171		157		124
Fixed charges excluding interest on deposits	951		1,092		1,396		1,026		1,208
Less:
Noncontrolling interests in pretax income of subsidiaries that have not incurred fixed charges	154		148		126		122		101
Interest capitalized			1		3

Earnings excluding interest on deposits	4,780		4,790		4,573		2,007		2,843
Interest on deposits	668		963		1,741		1,485		2,053

Total earnings	$5,448		$5,753		$6,314		$3,492		$4,896

Fixed charges
Interest on borrowed funds	$791		$918		$1,225		$961		$1,143
Interest component of rentals	125		134		131		64		64
Amortization of notes and debentures	35		39		37		1		1
Interest capitalized			1		3

Fixed charges excluding interest on deposits	951		1,092		1,396		1,026		1,208
Interest on deposits	668		963		1,741		1,485		2,053

Total fixed charges	$1,619		$2,055		$3,137		$2,511		$3,261

Ratio of earnings to fixed charges
Excluding interest on deposits	5.03	x	4.39	x	3.28	x	1.96	x	2.35
Including interest on deposits	3.37		2.80		2.01		1.39		1.50

(1)	As defined in Item 503(d) of Regulation S-K.